UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                CALA CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   224908 30 1
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                                 (CUSIP Number)

                                  Giuseppe Cala
                              100 N. Broadway, Suite 1890
                          Oklahoma City, Oklahoma 73102
                                 (405) 235-4960
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 21, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224908  30  1

1.       NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Giuseppe Cala

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not applicable

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                                7.         SOLE VOTING POWER
                                           23,724,998
                                -------------------------------------
NUMBER OF SHARES BENEFICIALLY   8.         SHARED VOTING POWER
BY OWNED BY EACH REPORTING                 --
PERSON WITH                     -------------------------------------
                                9.         SOLE DISPOSITIVE POWER
                                           23,724,998
                                -------------------------------------
                                10.        SHARE DISPOSITIVE POWER
                                           --
 -------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         23,724,998

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.7%

14.      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER:

     This statement related to the Common Stock, $.005 par value (the "Common Stock"), and other securities of Cala Corporation, an Oklahoma corporation (the "Issuer"), which has its principal executive offices at 100 N. Broadway, Suite 1890, Oklahoma City, Oklahoma 73102.


ITEM 2. IDENTITY AND BACKGROUND:

     This statement relates to the securities of the Issuer that were acquired by Mr. Giuseppe Cala Chairman, President and CEO of Cala Corporation during the calendar year 2000.

     Mr. Cala has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Mr. Cala, during the course of 2000, purchased 1,894,000 shares for cash; purchased 2,800,000 shares by exchanging his rights in the Cascina restaurant lease in California; purchased 10,000,000 shares as partial payment by exchanging his rights to the Undersea Resort included in the acquisition of Cala Hotels, Inc.; purchased 85,856 shares by exchanging his services in lieu of salary; purchased 45,000 shares by exchanging convertible preferred shares he received at the time of his initial involvement with the company and purchased 14,750, 142 shares in exchange for notes payable by the company he acquired the rights to at the time of his initial involvement with the company.

     During the year, Mr. Cala disposed of 5,600,000 shares by returning those shares for Mr. Modafferi and himself, to the company in exchange for the cancellation of the Cascina restaurant lease in California and the gifting of 250,000 shares to a key employee of the company.

     These purchases were made from personal funds without loans or other financing arrangements as detailed above.

ITEM 4. PURPOSE OF TRANSACTIONS:

     The purpose of the acquisition of these securities of the Issuer by Mr. Cala was primarily for investment purposes.

     (a) There are tentative plans and proposals to issue additional securities of the Issuer in exchange for assets.

     (b) There are no current plans or proposals regarding an extraordinary transaction such as a specific merger, reorganization or liquidation involving the Issuer or its subsidiaries that has not been announced.

     (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Issuer or its subsidiaries.

     (d) There are presently three vacancies on the Board of Directors of the Issuer, which has an authorized number of five members. There are no plans to change the total authorized number of directors or to change their term of office.

     (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Issuer.

     (f) There are no current plans or proposals to make material changes in the Issuer's business or corporate structure.

     (g) There are no current plans or proposals to make any changes in the Issuer's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Issuer by any person; except that the Board is considering proposing to change the company from an Oklahoma corporation to a Nevada corporation.

     (h) There are no current plans or proposals to cause the common stock of the Issuer to be de-listed from Over-the-Counter, Electric Bulletin Board market.

     (i) There are no current plans or proposals to cause the common stock of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) There are no current plans or proposals regarding any actions similar to those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER:

     (a) As of 12/31/00, Mr. Cala is the beneficial owner of 23,724,998 shares of the common stock of the Issuer. However, prior to filing this report, Mr. Cala returned 10,000,000 shares of common stock to the company treasury for use in the companies proposed acquisition of I.M.O.I.L. srl (Mancini Olive Oil Company) as partial consideration to the principals of this previously announced acquisition.

     (b) Mr. Cala has the sole power to vote and to dispose of the securities of the Issuer described herein.

     (c) No other purchases or sales, except as mentioned in 5(a) of the company's common stock has been made by Mr. Cala during the last 60 days.

     (d) To the best knowledge of Mr. Cala, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities beneficially owned by him.

     (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Except as herein described, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best of his knowledge, concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of a proxy regarding the securities of the Issuer owned by Mr. Cala.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 12, 2001                          By:   /S/ Giuseppe Cala
                                                     ---------------------------
                                                         Giuseppe Cala